FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, July 17, 2015

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, July 31, 2015 to discuss its 2015 second quarter results which will be announced after the close of markets on July 30 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada and U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, August 14, 2015.  The replay may be accessed at (888) 562-6304 (Canada and U.S.) or 1 (203) 369-3880 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941